April 23, 2020

Dong Hu
Chief Executive Officer
Ebang International Holdings Inc.
26-27F, Building 3
Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang
People's Republic of China

       Re: Ebang International Holdings Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 10, 2020
           CIK No. 0001799290

Dear Mr. Hu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 10, 2020

General

1. Please ensure that the opinion of your PRC counsel includes discussion of the new PRC
       Foreign Investment Law that took effect on January 1, 2020 and the extent that it may be applicable to and have material effects on any of your PRC businesses. Include disclosure, as necessary, under the risk factors and regulations sections of the filing.
2. Please revise the annex of the opinion to present the names in English or revise the body of the opinion to explicitly name, in English, each of the entities referenced. You may
 Dong Hu
Ebang International Holdings Inc.
April 23, 2020
Page 2
      also revise your opinion to qualify the extent that the referenced annex includes all of your
      PRC entities.

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Claire Erlanger,
Senior Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameDong Hu
                                                            Division of
Corporation Finance
Comapany NameEbang International Holdings Inc.
                                                            Office of
Manufacturing
April 23, 2020 Page 2
cc:       Weiheng Chen, Esq.
FirstName LastName